EXHIBIT 99.1

Top Ships Agrees to Enter Into a $12.5 Million Note Purchase Agreement with Option for Additional $5 Million

ATHENS, Greece, Nov. 10, 2017 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS), an international ship-owning company (the “Company”), announced today that it has agreed in principle to enter into a note purchase agreement for the issuance of a revolving promissory note with Crede Capital Group LLC, a Delaware limited liability company, in the original principal amount of $12.5 million with a single revolving option for an additional $5.0 million note (the “Notes”). The Notes will have a 2-year term and will bear interest at 2% per annum for the first 90 days, 10% per annum for the next 90 days, and 15% per annum for the remaining duration of the term. The Notes will be pre-payable at the election of the Company at any time, will not be convertible into equity, and will begin to amortize upon their six-month anniversary. Proceeds from the Notes will be used to further expand the Company’s fleet and for general corporate purposes. This transaction is subject to customary closing conditions.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
1, Vassilissis Sofias Str. &
Meg. Alexandrou Str.
151 24, Maroussi, Greece
Tel: +30 210 812 8180
Email: atsirikos@topships.org